For Immediate Release



                           VINA CONCHA Y TORO REPORTS
                           FIRST QUARTER 2004 RESULTS



Santiago, Chile, May 10, 2004 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the first quarter ended March 31, 2004. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of March 31, 2004. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2004 (US$1.00=Ch$616.41).



                            Highlights 1Q04 vs. 1Q03


o    Total revenues increased 3.1% to Ch$33,464 million (US$ 54.3 million).

o    Bottled export sales decreased 6.5% to Ch$18,422 million.

o    Export sales in US dollars, increased 25% to US$ 36.6 million.

o    Bottled export shipments increased 17.3% to 1,802,270 cases.

o    Operating income decreased 6% to Ch$4,438 million (US$7.2 million).

o EBITDA decreased 0.9% to Ch$5,632 million (US$9.1 million). EBITDA margin was 16.8%.

o    Net income decreased 23.6% to Ch$3,241 million (US$5.3 million).

o    Earnings per ADR decreased 9.3% to US$ 0.37.

                           First Quarter 2004 Results

Total Revenues

Total revenues rose 3.1% to Ch$ 33,464 million (US$54.3 million) from Ch$ 32,468 million (US$ 52.7 million). Exports to third parties in Chilean pesos decreased 6.5% as a result of the sharp appreciation of the Chilean peso (20.1%) this quarter compared to same quarter last year. In US dollars export revenue increased 25%. Domestic market revenues, including bulk wine, decreased 1.9%. While domestic bottled wine edged up 0.4% as a result of an increase in the average domestic price offset by lower volumes. On the other hand, Concha y Toro's UK subsidiary returned another solid quarter, with a 65% increase in sales. Revenues from our Argentine subsidiaries increased 58.6% (on a low base comparison) following higher sales at Vina Trivento and the distribution company
- Distribuidora Peumo Argentina.

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)

--------------------------------------------------------------------------------
                                                                          1Q04
                                          1Q04          1Q03               vs.
                                                                          1Q03
                                                                           (%)
--------------------------------------------------------------------------------

DOMESTIC                                  6,676         6,803             -1.9%
INTERNATIONAL
- Exports to third parties               18,422        19,695             -6.5%
- Concha y Toro UK                        4,642         2,813             65.0%
- Argentina                               2,311         1,457             58.6%
TOTAL INTERNATIONAL                      32,051        30,768              4.2%

OTHER                                     1,412         1,699            -16.9%

--------------------------------------------------------------------------------
                        TOTAL            33,464        32,468              3.1%
--------------------------------------------------------------------------------


Export Revenues

Total export revenues from third parties, including bulk wine sales, decreased 6.5% to Ch$18,422 million.

Excluding bulk wine sales, export revenues from third parties decreased 6.0% to Ch$18,261 million from Ch$19,416 million in 1Q03. This figure for export revenue includes the negative effect of the 20.1% year on year appreciation of the Chilean peso against the US dollar.

Bulk sales of 440 thousand liters realized Ch$161 million (US$262 thousand).

o    Bottled Wine Revenue in US$:
     ----------------------------

The following figures representing exports in dollars and volume include sales to the Company's distribution subsidiary in the UK. For the quarter, export figures in US dollars include sales totaling US$ 5,740,380 of 267,306 cases to the Company subsidiary in the United Kingdom.

Stated in US dollars, export revenue increased 25% to US$ 36.6 million from US$
29.3 million. This performance resulted from a 17.3% increase in shipments and a 6.5% increase in the average dollar denominated price. The positive result for the quarter was led by strong volume increases in Europe (+44.4%), South America (+130%) and Asia (+32.3%).

Europe reported another solid quarter, where growth was led by the UK, Germany, Denmark and Russia. South America shows the recovery of Brazil and Colombia. The increase in Asia reflects positive results across all markets.

Export revenues declined in Central America (-10%), Canada (-5.3%) and the US (-4.8%).

                                     Graph 1
                          Export Value (US$) by Region
                               First Quarter 2004


Central America         6.7%
South America           6.5%
Asia                    6.7%
Other                   0.7%
U.S.                   22.4%
Canada                  3.9%
Europe                 53.1%


o    Bottled Wine Sales - Volume:
     ----------------------------
Year on year, the Company increased its sales volume 17.3% on exporting 1,802,270 cases.

Volume growth by market was: Europe (+36.4%), South America (+133.7%) and Asia (+33.1%). Export volumes decreased in the US (-8.9%), Canada (-16.8%) and Central America (-9.6%).

Shipments by segment reveal a 26% increase in Premium wines, resulting from stronger premium sales in Europe. Varietal wine sales increased 51.6% with stronger sales in Europe, Asia and South America, while the varietal blend category increased 2.1%.

Cases Shipped:
--------------
In absolute terms, the Company shipped 873,096 cases to Europe, 499,160 cases to the US, 123,000, cases to Central America, 130,080 cases to South America, 62,890 cases to Canada and 103,730 cases to Asia.

Prices
------

The average price per case increased 6.5% to US$ 20.33 from US$ 19.08. This increase reflects the impact of dollar's depreciation against the other currencies in which the Company prices its exports, mainly the Euro. The higher average price is also the result of a better product mix.


Domestic Revenues

Total domestic revenues decreased 1.9%. Domestic revenues -excluding bulk sales-edged up 0.4% to Ch$6,676 million (US$10.8 million) from Ch$6,650 million (US$
10.8 million). For the quarter, an 11.3% increase in the average domestic price was partially offset by a 9.8% decrease in volume. Since 2003, the Company's domestic strategy seeks to increase profitability through a higher average price and focus on the premium segment.

Premium wine sales in volume increased 26.7%, while varietal and popular wines decreased 17.7% and 9.9%, respectively.

Cost of Sales

Total cost of sales rose 4% to Ch$21,030 million (US$34.1 million) from Ch$20,213 million (US$32.8 million) in 1Q03. Cost of sales as a percentage of total sales increased to 62.8% from 62.3% a year ago.

Gross margin declined to 37.2% from 37.7%. This decrease mainly reflects the impact of the sharp appreciation of the Chilean peso during the quarter and the lower return in Chilean pesos for the export market.

Selling, General and Administrative Expenses (SG&A)

SG&A increased 6.1% to Ch$7,995 million (US$13 million). As a percentage of revenues, SG&A increased to 23.9% from the 23.2% recorded in 1Q03. This increase essentially reflects export-side SG&A related to higher export volumes, an increase in marketing expenses in the export markets and higher expenses from Vina Trivento and the UK sales and marketing office.

Operating Income

Operating income decreased 6.0% to Ch$4,438 million (US$7.2 million) compared to Ch$4,722 million (US$7.7 million). Operating margin decreased from 14.5% to 13.3% following the significant appreciation of the Chilean peso and its impact on dollar denominated revenues.

Non-Operating Results

Non-operating income decreased to Ch$170 million (US$276 thousand) from Ch$631 million (US$1.0 million) due to lower equity income. Last year, the Company registered equity income from Almaviva in 1Q03, while for 2004 this result will be registered during the second quarter.

Non-operating expenses increased 160% as a result of higher interest expenses and a larger loss from exchange rate differences, partially compensated by a gain in price level restatement.
o Interest expenses increased to Ch$294 million (US$477 thousand) due to an increase in financial debt.

o Exchange rate differences produced a loss of Ch$720 million (US$1.2 million) compared to Ch$36 million (US$58 thousand) loss recorded in 1Q03.



                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)
-------------------------------------------------------------------------------
                                                                    1Q04 vs
                                                 1Q04     1Q03       1Q03
                                                                      (%)
-------------------------------------------------------------------------------
Non-operating Income
 Equity Income                                    102      559      -81.8%
 Other non-operating income                        68       72       -5.3%
 Total non-operating income                       170      631      -73.1%

 Non-operating expenses
 Interest Expense                                -294     -200       47.0%
 Price Level Restatement                          329       -4      -8739%
 Exchange Rate Differences                       -720      -36       1908%
 Other Non-operating expenses                     -44      -40        7.9%
 Total non-operating expenses                    -729     -280      160.3%
-------------------------------------------------------------------------------
                                  Total          -559      351     -259.2%
-------------------------------------------------------------------------------


Income Tax

Income tax for the quarter was Ch$637 million (US$1.0 million) compared to Ch$827 million (US$1.3 million) in 1Q03.

Net Income and Earnings per Share (EPS)
Net Income for the period decreased 23.6% to Ch$3,241 million (US$5.3 million) from Ch$4,242 million (US$6.9 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$4.51 per share for the quarter from Ch$5.90. Earnings per ADR were Ch$225.5 in 1Q04. In US dollar terms, earnings per ADR decreased 9.3% to US$ 0.37 in the first quarter of 2004 from US$ 0.40 a year earlier.

                                  Balance Sheet

Assets
As of March 31, 2004, the Company's consolidated assets were Ch$245,904 million (US$399 million), which is Ch$ 47,486 million (US$ 77 million) higher than the figure reported the previous year. The increase stems from a rise in inventories and fixed assets, with the latter resulting from investments in capacity and acquisition of vineyards.

Liabilities
As of March 31, 2004 net financial debt stood at Ch$43,810 million (US$71 million) representing a year-on-year increase of Ch$12,646 million (US$ 20.5 million). As a result of a higher debt level, interest expenses increased from Ch$200 million (US$324 thousand) in 1Q03 to Ch$294 million (US$477 thousand) in 1Q2004.

As of March 31, financial debt to equity ratio stood at 0.31.

                                    * * * * *

About Vina Concha y Toro
Vina Concha y Toro is the leading South American wine producer whose products are distributed in 100 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,000 hectares of vineyards in Chile and Argentina.

2003 revenues totaled US$ 258 million with earnings per ADR of $2.18. The Company exported 7,369,000 cases valued at US$ 145 million. Domestic market sales totaled US$ 53 million. The company's largest export markets were the US, the U.K., Sweden, Canada and Denmark.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,606 employees and is headquartered in Santiago, Chile.

                               -Tables to Follow-

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of March 31, 2004)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     1Q2004             1Q2003         % change
--------------------------------------------------------------------------------
                                    Th. Ch$            Th. Ch$
--------------------------------------------------------------------------------
Operating Results
--------------------------------------------------------------------------------
Revenue from sales               33,463,567         32,467,507             3.1%
--------------------------------------------------------------------------------
Cost of sales                   -21,029,898        -20,213,027             4.0%
--------------------------------------------------------------------------------
% of sales                             62.8%              62.3%
--------------------------------------------------------------------------------
Gross Profit                     12,433,669         12,254,480             1.5%
--------------------------------------------------------------------------------
Selling & Adm. Expenses          -7,995,403         -7,532,586             6.1%
--------------------------------------------------------------------------------
% of sales                             23.9%              23.2%
--------------------------------------------------------------------------------
Operating Income                  4,438,266          4,721,894            -6.0%
--------------------------------------------------------------------------------
% of sales                             13.3%              14.5%
--------------------------------------------------------------------------------
Non-Operating Results
--------------------------------------------------------------------------------
-Non-operating income                67,956             71,782            -5.3%
--------------------------------------------------------------------------------
-Equity income                      102,045            559,153           -81.8%
--------------------------------------------------------------------------------
-Non-operating expenses             -43,582            -40,387             7.9%
--------------------------------------------------------------------------------
-Financial expenses                -293,861           -199,900            47.0%
--------------------------------------------------------------------------------
-Price level restatement            329,213             -3,811           -8739%
--------------------------------------------------------------------------------
-Exchange rate differences         -720,423            -35,870           -1908%
--------------------------------------------------------------------------------
Non-operating result               -558,652            350,967          -259.2%
--------------------------------------------------------------------------------
Income before income tax          3,879,614          5,072,861            23.5%
--------------------------------------------------------------------------------
Less: income tax                   -637,193           -826,802           -22.9%
--------------------------------------------------------------------------------
Minority interest                    -1,517             -3,920           -61.3%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Income                        3,240,904          4,242,139           -23.6%
--------------------------------------------------------------------------------
-Earnings per share (Ch$)              4.51               5.90           -23.6%
--------------------------------------------------------------------------------
-Earnings per ADR (US$)                0.37               0.40            -9.3%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA                            5,632,452          5,684,224            -0.9%
--------------------------------------------------------------------------------
% sales                                16.8%              17.5%
--------------------------------------------------------------------------------
Weighted average number         719,170,735        719,170,735
of shares
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Exchange rate
US$1.0=Ch$616.41
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of March 31, 2004

---------------------------------------------------------------------------------------------------
                                        As of March 31,       As of March 31,      As of March 31,
---------------------------------------------------------------------------------------------------
                                                   2004                  2003                 2004
---------------------------------------------------------------------------------------------------
                                                Th. Ch$               Th. Ch$              Th. US$
---------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------
Cash and Equivalents                          3,226,532             3,377,373                5,234
---------------------------------------------------------------------------------------------------
Inventories                                  41,696,008            33,490,089               67,643
---------------------------------------------------------------------------------------------------
Accounts receivables                         33,785,524            34,233,647               54,810
---------------------------------------------------------------------------------------------------
Other current assets                         21,494,611            17,116,538               34,871
---------------------------------------------------------------------------------------------------
Total current assets                        100,202,675            88,217,647              162,558
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Property, plant & equipment, net            111,556,490           102,698,904              180,978
---------------------------------------------------------------------------------------------------
Other assets                                  8,103,056             7,501,748               13,146
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Total assets                                219,862,221           198,418,299              356,682
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Liabilities and Shareholders'
Equity
---------------------------------------------------------------------------------------------------
Short term debt (1)                          30,515,030            16,586,925               49,504
---------------------------------------------------------------------------------------------------
Other current liabilities                    30,034,470            28,696,868               48,725
---------------------------------------------------------------------------------------------------
Total current liabilities                    60,549,500            45,283,793               98,229
---------------------------------------------------------------------------------------------------
Long term debt (1)                           13,294,714            14,576,573               21,568
---------------------------------------------------------------------------------------------------
Other long-term liabilities                   5,134,392             5,942,539                8,329
---------------------------------------------------------------------------------------------------
Total long-term liabilities                  18,429,106            20,519,112               29,897
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Minority interest                                75,834                73,613                  123
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Shareholders' Equity                        140,807,781           132,541,781              228,432
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Total liabilities and                       219,862,221           198,418,299              356,682
Shareholders' equity
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
(1) includes only financial debt
---------------------------------------------------------------------------------------------------
Exchange rate:US$1.0=Ch$616.41
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------